UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

OCCAM NETWORKS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

67457P 10 1

(CUSIP Number)

LEE HILBERT
Vice President, Finance, and Secretary
Occam Networks Inc.
77 Robin Hill Road
Santa Barbara, California 93117
(805) 692-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box.    ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.            0429P 10 7

1.	Names of Reporting Person. SS or I.R.S. Identification No. of above person. Occam Networks Inc. I.R.S. Identification No.: 77-0517951

2.	Check the Appropriate Box if a Member of a Group* (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES	7.	Sole Voting Power 0

BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING	9.	Sole Dispositive Power 0

PERSON WITH	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Occam Networks, Inc., a Delaware corporation (the “Issuer”) (formerly Accelerated Networks, Inc.). The principal executive offices of the Issuer are located at 77 Robin Hill Road, Santa Barbara, California 93117.

Reference is made to the closing of the merger of a wholly-owned subsidiary of the Issuer with and into Reporting Person, pursuant to which the Reporting Person became a wholly-owned subsidiary of the Issuer. Upon the close of the merger, the beneficial ownership of the Reporting Person was 0%. Following the close of the merger, the Issuer amended its certificate of incorporation to change the name of the company to “Occam Networks, Inc.”

The Reporting Person hereby amends its statement on Schedule 13 D filed with the Securities and Exchange Commission on November 19, 2001.

Item 2.    Identity and Background

(a)    The name of the corporation filing this Statement is Occam Networks Inc., a California corporation (“Occam CA” or the “Reporting Person”).

Set forth on Schedule A hereto is (i) the name of each Occam CA executive officer and director, and each executive officer and director of the Issuer, (ii) the residence or business address of each such person, (iii) present principal occupation or employment, if any, of each such person, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof.

(b)    Occam CA’s principal business is to develop and market solutions that help telecommunications carriers deliver high-speed broadband data and traditional voice services to residential, small and medium businesses, and large enterprise customers.

(c)    The address of Occam CA’s principal business and executive office is 77 Robin Hill Road, Santa Barbara, California 93117.

(d)–(e)    Neither Occam CA nor, to the knowledge of Occam CA, any of the individuals named on Schedule A attached hereto have: (i) during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding being that such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    To the knowledge of Occam CA, each of the individuals set forth on Schedule A attached hereto is a citizen of the United States.

Item 3.    Source and Amount of Funds of Other Consideration

Not applicable.

Item 4.    Purpose of Transaction

Not applicable.

Item 5.    Interest in Securities of the Issuer

(a)–(b)    As a result of the close of the merger described above, Occam CA beneficially owns 0 shares and has no power to vote, direct the vote of, dispose of, of direct the disposition of shares of Issuer.

(c)    To the knowledge of Occam CA, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

(d)    To the knowledge of Occam CA, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

(e)    Occam CA ceased to be a beneficial owner of securities of the Issuer on May 14, 2002.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of Occam CA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2002
Date

/s/ Lee Hilbert
Signature Lee Hilbert Vice President, Finance, and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
OCCAM NETWORKS INC., a California corporation
and OCCAM NETWORKS, INC., a Delaware corporation

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Occam CA and each executive officer and director of Issuer, Issuer being ultimately in control of Occam CA. Each executive officer named below is an executive officer of both Occam CA and Issuer, and has the same title in both corporations. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Occam Networks, Inc., 77 Robin Hill Road, Santa Barbara, California 93117.

Name of Executive Officer	Title and Present Principal Occupation
Robert L. Howard-Anderson	President, Chief Executive Officer, and Senior Vice President of Product Operations

Mark Rumer	Chief Technology Officer

Lee Hilbert	Vice President, Finance, and Secretary

James R. Soriano III	Vice President, Engineering

Russell J. Sharer	Vice President, Marketing

Directors of Issuer

Name of Director	Present Principal Occupation and Address
Steven M. Krausz*	Managing Member of Presidio Management Group, VII, L.L.C., the general partner of U.S. Venture Partners, the address of which is: 2735 Sand Hill Road Menlo Park, CA 94025

Thomas C. McConnell	General Partner of New Enterprise Associates, the address of which is: 2490 Sand Hill Road Menlo Park, CA 94025

Robert B. Abbott	Principal of Norwest Venture Partners, the address of which is: 525 University Ave Ste. 800 Palo Alto, CA 94301-1922

Mark A. Floyd	12240 Pecan Forest Drive Dallas, TX 75230

Lip-Bu Tan	General Partner of Walden International Investment Group, the address of which is: 750 Battery Street, Suite 700 San Francisco, CA 94111

Kumar Shah	Director of Occam Networks, Inc. Mr. Shah resides at: 129 Bellvale Drive Los Gatos, CA 95032

*	Steven M. Krausz is the sole director of Occam CA.